Exhibit 99(c)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Current Report of TRW Inc. (the "Company") on Form 8-K as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert H. Swan, the Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

    (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Robert H. Swan

Robert H. Swan
Executive Vice President
and Chief Financial Officer
(Principal Financial Officer)
September 3, 2002